Exhibit 12.01
ORACLE CORPORATION
Consolidated Ratio of Earnings to Fixed Charges

	Year Ended May 31,
	(Unaudited)
(Dollars in millions)	2008	2007	2006	2005	2004
Earnings(1)
Income before provision for income taxes	$7,834	$5,986	$4,810	$4,051	$3,945
Add: Minority interests	60	71	41	42	37
Add: Fixed charges	454	380	205	173	59
Less: Equity in earnings	—	—	(14)	—	—

Total earnings	$8,348	$6,437	$5,042	$4,266	$4,041

Fixed Charges(2)
Interest expense	$394	$343	$169	$139	$21
Estimate of interest in rent expense	60	37	36	34	38

Total fixed charges	$454	$380	$205	$173	$59

Ratio of earnings to fixed charges	18x	17x	25x	25x	68x

(1)	The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the minority interests in the income before provision for income taxes of our majority owned subsidiaries, plus (c) our fixed charges, less (d) our share of our equity investee’s income before provision for income taxes.

(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our interest capitalized, plus (c) our estimate of the interest component of rent expense.
We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Consequently, our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.